Exhibit 99.1

51job, Inc. Announces Receipt of a Proposal to Amend Merger Consideration
for Going-Private Transaction

SHANGHAI, January 12, 2022 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today that its Board of Directors (the “Board”) and the special committee of the Board (the “Special Committee”) have received a proposal letter dated January 12, 2022 (the “Proposal Letter”) from Garnet Faith Limited (“Merger Sub”) in connection with the proposed merger under the agreement and plan of merger between the Company and Merger Sub dated as of June 21, 2021 (the “Merger Agreement”). In the Proposal Letter, the Merger Sub proposed to reduce the merger consideration from US$79.05 in cash per common share to US$57.25 in cash per common share and reduce the combined ownership of DCP Capital Partners II, L.P. and Ocean Link Partners Limited in the Company upon consummation of the proposed merger to 9.99% (collectively, the “Proposed Revised Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

The Special Committee will evaluate the Proposed Revised Transaction in light of the latest development with the assistance of its financial and legal advisors.

The Board and the Special Committee caution the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal Letter and that no decisions have been made with respect to the Proposed Revised Transaction. The Company does not undertake any obligation to provide any updates with respect to the Proposed Revised Transaction or any other transaction, except as required under applicable law.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

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51job, Inc. Announces Receipt of a Proposal to Amend Merger Consideration for Going-Private Transaction

January 12, 2022

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “confident” and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

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51job, Inc. Announces Receipt of a Proposal to Amend Merger Consideration for Going-Private Transaction

January 12, 2022

Exhibit A

January 12, 2022

The Board of Directors

51job, Inc.

Building 3, No. 1387 Zhang Dong Road

Shanghai 201203

People’s Republic of China

with a copy to:

Simpson Thacher & Bartlett

35/F, ICBC Tower

3 Garden Road, Central

Hong Kong

Attention: Ian C. Ho

Email: iho@stblaw.com

Special Committee

c/o 51job, Inc.

Building 3, No. 1387 Zhang Dong Road

Shanghai 201203

People’s Republic of China

with a copy to:

Davis Polk & Wardwell LLP

The Hong Kong Club Building

3A Chater Road

Hong Kong, China

Attention: Miranda So

Email: miranda.so@davispolk.com

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51job, Inc. Announces Receipt of a Proposal to Amend Merger Consideration for Going-Private Transaction

January 12, 2022

Dear Members of the Board of Directors and Special Committee,

Reference is made to the agreement and plan of merger between Garnet Faith Limited (“Merger Sub”) and 51Job, Inc. (the “Company”) dated June 21, 2021 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”, and the transaction contemplated by the existing Merger Agreement and other related transaction documents, the “Original Transaction”). All capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement.

In light of the widely-publicized recent legislative and regulatory developments in the PRC surrounding national security, cybersecurity, and data security, and in order to increase the certainty of closing the transaction on a timely basis in compliance with all applicable PRC laws, we are proposing to make the following adjustments to the parameters of the Original Transaction (the “Proposal”, and the Original Transaction as adjusted pursuant to the Proposal, the “Updated Transaction”). The Consortium Members and their PRC counsel are of the view that the Updated Transaction will not trigger any regulatory filing in the PRC.

In order to mitigate potential challenges to the legality of the Original Transaction, Merger Sub is proposing to reduce the combined foreign ownership of DCP and OL in the Company upon consummation of the Updated Transaction to 9.99%. In light of the new ownership structure, we are also proposing to reduce the Per Share Merger Consideration and Per ADS Merger Consideration from US$79.05 to US$57.25. Among other things, Merger Sub considered the following factors when arriving at the proposed consideration:

(i)	deterioration of macroeconomic and general market conditions, as evidenced for example by the decline in the NASDAQ Golden Dragon China Index by approximately 40% in the second half of 2021 (from 14895.17 as of June 30, 2021 to 8893.72 as of December 31, 2021), and the share price declines of major Chinese technology companies listed outside of the PRC;

(ii)	tightening of regulatory policies across industries in the PRC, which is expected to have a meaningful impact on recruitment demand and the general market environment; and

(iii)	persistent challenges for the economy and businesses in the PRC from the continuing impact of COVID-19.

Set forth below are the other key terms of our Proposal:

1.         Purchase Price. The Per Share Merger Consideration and the Per ADS Merger Consideration will be payable in cash at a price equivalent to US$57.25 per Share and US$57.25 per ADS, respectively. This represents a premium of 24.92% to the Company’s last closing price on January 11, 2022, and a premium of 23.30% to the Company’s volume-weighted average price during the last 30 days.

2.         Amended Transaction Documentation. We believe the documentation for the Original Transaction can be easily updated to reflect the terms of the Updated Transaction, including amendments to the Merger Agreement, Equity Commitment Letters and Guarantees reflecting the new price and revised pro rata ownership interest in the Company upon consummation of the Updated Transaction.

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51job, Inc. Announces Receipt of a Proposal to Amend Merger Consideration for Going-Private Transaction

January 12, 2022

3.         Debt Financing Approval Process. Our Proposal is subject to the approval of the lenders of the Debt Financing.

4.         No Binding Commitment. This letter constitutes only a preliminary proposal and does not constitute any binding offer or commitment with respect to the Original Transaction. Any binding legal obligations will result only from the execution of definitive agreements, and then only on terms and conditions provided in such agreements.

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51job, Inc. Announces Receipt of a Proposal to Amend Merger Consideration for Going-Private Transaction

January 12, 2022

In closing, we would like to express our commitment to working together to bring this matter to a successful and timely conclusion. Should you have any questions regarding our Proposal, please contact us. We look forward to hearing from you.

Sincerely,

Garnet Faith Limited

By:	/s/ Julian Juul Wolhardt
Name: Julian Juul Wolhardt
Title: Director

[Signature Page to Proposal Letter]

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